Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	*4 November 2005*	*No of sheets:*	*1+21*

Please find enclosed the quarterly report of KGHM Polska Miedź S.A. for the third quarter of 2005.

SUPPL

05012368

RECEIVED
2005 NOV -8 P 12:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
NOV 0 8 2005
THOMSON FINANCIAL

dlw 11/8

POLISH SECURITIES AND EXCHANGES COMMISSION
SA-Q III / 2005

(In accordance with §86, section 1 point 1 of the Decree of the Council of Ministers dated 19 October, 2005 - Journal of Laws Nr 209, item 1744)

(for issuers of securities involved in production, construction, trade or services activities)

for the third quarter of 2005 comprise the period from 1 July 2005 to 30 September 2005

Publication date: 4 November 2005

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A.	Metals industry
(short name of the issuer)	(issuer branch title to the Warsaw Stock Exchange)
59-301	Lubin
(postal code)	(city)
Marii Sklodowskiej-Curie	48
(street)	(number)
(48 76) 84 78 200	(48 76) 84 78 500
(telephone)	(fax)
IR@BZ.KGHM.pl	www.kghm.pl
(e-mail)	(www)
692-000-00-13	390021764
(NIP)	(REGON)

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	3 quarters accrued/2005 period from 1 January 2005 to 30 September 2005	3 quarters accrued/2004 period from 1 January 2004 to 30 September 2004	3 quarters accrued/2005 period from 1 January 2005 to 30 September 2005	3 quarters accrued/2004 period from 1 January 2004 to 30 September 2004
I. Net revenue from the sale of products, goods for resale and materials	5 559 814	4 713 684	1 369 986	1 019 969
II. Operating profit (loss)	1 723 252	1 300 970	424 624	281 510
III. Profit (loss) before taxation	1 847 954	1 330 160	455 352	287 826
IV. Net profit (loss)	1 709 603	1 311 190	421 261	283 721
V.Net cash flow from operations	1 428 632	1 281 512	352 027	277 300
VI. Net cash flow from investing activities	(423 829)	(202 342)	(104 435)	(43 784)
VII. Net cash flow from financing activities	(637 806)	(1 104 371)	(157 161)	(238 969)
VIII. Total net cash flow	366 997	(25 201)	90 431	(5 453)
IX. Total assets	9 592 403	8 668 275	2 449 166	1 977 613
X. Liabilities and provisions for liabilities	3 504 443	3 754 178	894 767	856 493
XI. Long term liabilities	32 939	402 155	8 410	91 749
XII. Short term liabilities	1 683 352	1 791 891	429 799	408 809
XIII. Equity	6 087 960	4 914 097	1 554 399	1 121 121
XIV. Share capital	2 000 000	2 000 000	510 647	456 288
XV. Number of shares	200 000 000	200 000 000	200 000 000	200 000 000
XVI. Earnings (loss) per ordinary share (in PLN/EUR)	8.55	6.56	2.11	1.42
XVII. Diluted earnings (loss) per ordinary share (in PLN/EUR)				
XVIII. Net assets per share (in PLN/EUR)	30.44	24.57	7.77	5.61
XIX. Diluted net assets per share (in PLN/EUR)				
XX. Declared or paid dividend per ordinary share (in PLN/EUR)				

EXEMPTION NUMBER: 82-4639

CONTESTED QUARTERLY FINANCIAL STATEMENTS

BALANCE SHEET	in '000PLN			
	at 30 September 2005 end of quarter/ 2005	at 30 June 2005 end of prior quarter / 2005	at 31 December 2004 end of prior year/ 2004	at 30 September 2004 end of quarter / 2004
ASSETS				
I. Non-current assets	6 949 481	6 772 758	8 551 525	6 336 038
1. Intangible assets, of which:	55 472	57 136	61 004	54 325
- goodwill				
2. Tangible fixed assets	3 436 634	3 480 778	3 372 845	3 107 169
3. Long term debtors	1 832	1 833	1 815	1 900
3.1. From related entities			0	64
3.2. From other entities	1 832	1 833	1 815	1 836
4. Long term investments	3 069 644	2 928 899	2 809 706	2 873 117
4.1. Investment property				
4.2. Intangible assets				
4.3. Long term financial assets	3 069 644	2 928 899	2 809 706	2 873 117
a) in related entities, of which:	3 022 006	2 873 979	2 749 094	2 805 169
-shares in subordinated entities accounted for using the equity method	2 326 406	2 189 829	2 068 696	1 423 170
b) in other entities	47 638	54 920	60 612	67 948
4.4. Other long term investments				
5. Long term prepayments	385 899	304 112	306 355	299 527
5.1. Deferred income tax asset	384 563	302 891	304 811	298 404
5.2. Other prepayments	1 336	1 221	1 544	1 123
II. Current assets	2 642 922	2 712 184	2 396 911	2 332 237
1. Inventories	1 030 876	1 092 231	906 896	915 360
2. Short term debtors	690 540	599 390	641 643	650 257
2.1. From related entities	57 163	59 351	44 461	51 255
2.2. From other entities	633 377	540 039	597 182	599 002
3. Short term investments	886 648	976 984	842 100	735 599
3.1 Short term financial assets	886 648	976 984	842 100	735 599
a) in related entities	13 183	11 537	9 000	4 000
b) in other entities	184 289	248 344	512 514	483 189
c) cash and cash equivalents	689 176	717 103	320 586	248 410
3.2. Other short term investments				
4. Short term prepayments	34 858	43 579	6 272	31 021
Total assets	9 592 403	9 484 942	8 948 436	8 668 275
EQUITY AND LIABILITIES				
I. Equity	6 087 960	5 764 036	5 336 804	4 914 097
1. Share capital	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up share capital not paid (negative value)				
3. Treasury shares (negative value)				
4. Reserve capital	2 081 707	2 064 168	1 629 743	1 626 571
5. Revaluation reserve	296 650	681 286	874 710	541 067
6. Other reserve capital				
7. Retained profit (uncovered loss) from prior years			(564 818)	(564 731)
8. Net profit (loss)	1 709 603	1 018 582	1 397 169	1 311 190
9. Write-off of net profit in the financial year (negative value)				
II. Liabilities and provisions for liabilities	3 504 443	3 720 906	3 611 632	3 754 178
1. Provisions for liabilities	1 462 425	1 489 862	1 460 034	1 324 333
1.1. Provision for deferred income tax	210 715	204 736	242 236	204 232
1.2. Provision for retirement and related benefits	788 245	777 094	710 992	698 545
a) long term	729 899	719 275	654 404	644 302
b) short term	58 346	57 819	56 588	54 243
1.3. Other provisions	463 465	508 032	506 806	421 556
a) long term	419 563	463 770	442 077	394 818
b) short term	43 902	44 262	64 729	26 738
2. Long term liabilities	32 939	64 327	39 050	402 155
2.1. Toward related entities	659	27 994	2 143	2 637
2.2. Toward other entities	32 280	36 333	36 907	399 518
3. Short term liabilities	1 683 352	1 946 484	1 945 207	1 791 891
3.1. Toward related entities	165 349	159 977	187 272	128 512
3.2. Toward other entities	1 438 108	1 704 107	1 692 796	1 594 782
3.3. Special funds	79 895	82 400	65 139	68 597
4. Accruals and deferred income	325 727	220 233	167 341	235 799
4.1. Negative goodwill				
4.2. Other accruals and deferred income	325 727	220 233	167 341	235 799
a) long term	1 322	1 802	2 488	2 529
b) short term	324 405	218 431	164 853	233 270
Total equity and liabilities	9 592 403	9 484 942	8 948 436	8 668 275

Net assets	6 087 960	5 764 036	5 336 804	4 914 097
Number of shares	200 000 000.00	200 000 000.00	200 000 000.00	200 000 000.00
Net assets per share (in PLN)	30.44	28.82	26.68	24.57
Diluted number of shares				
Diluted net assets per share (in PLN)				

OFF-BALANCE SHEET ITEMS	in '000PLN			
	at 30 September 2005 end of quarter / 2005	at 30 June 2005 end of quarter/ 2005	at 31 December 2004 end of prior year 2004	at 30 September2004 end of quarter / 2004
1. Contingent debtors	88 719	89 175	105 267	78 563
1.1. From related entities (due to)				
- received guarantees				
1.2. From other entities (due to)	88 719	89 175	105 267	78 563
- received guarantees				
- disputed State budget issues	87 842	87 842	103 934	78 135
- other	877	1 333	1 333	428
2. Contingent liabilities	218 237	221 238	8 410	8 249
2.1. Toward related entities (due to)	217 494	219 106	7 678	8 249
- granted guarantees	217 494	219 106	7 678	8 249
- other				
2.2. Toward other entities (due to)	743	2 132	732	
- granted guarantees		22		
- contingent penalties	743	2 110	732	
3. Other (due to)	461 588	533 452	473 839	450 529
3.1 Toward related entities (due to)	31 000	45 000		
- resolution passed by shareholders regarding increasing of share capital of Zagłębie Lubin SSA, without setting a timeframe for the increase	31 000	45 000		
3.2 Toward other entities (due to)	430 588	488 452	473 839	450 529
- liabilities on bills of exchange				4 000
- liabilities due to perpetual usufruct of State Treasury land	333 214	334 248	350 643	350 336
- liabilities due to leased fixed assets	2 904	2 904	3 567	3 567
- commitments due to R&D, inventions and other unrealised agreements	89 002	149 820	118 110	91 375
- other liabilities (unresolved and disputed issues, etc.)	5 468	1 480	1 519	1 251

EXEMPTION NUMBER: 82-4639

INCOME STATEMENT	in '000PLN			
	3rd quarter/2005 period from 1 July 2005 to 30 September 2005	3 quarters accrued/2005 period from 1 January 2005 to 30 September 2005	3rd quarter/2004 period from 1 July 2004 to 30 September 2004	3 quarters accrued/2004 period from 1 January 2004 to 30 September 2004
I. Net revenue from the sale of products, goods for resale and materials, of which:	2 038 642	5 559 814	1 432 743	4 713 684
-from related entities	349 248	1 143 034	309 960	971 739
1. Net revenue from the sale of products	2 021 234	5 501 561	1 424 508	4 689 332
2. Net revenue from the sale of goods for resale and materials	17 408	58 253	8 235	24 352
II. Cost of products, goods for resale and materials sold, of which:	(1 174 583)	(3 359 585)	(997 384)	(3 002 083)
- in related entities	(209 274)	(722 711)	(194 932)	(567 311)
1. Cost of manufactured products sold	(1 157 754)	(3 303 109)	(990 874)	(2 981 443)
2. Cost of goods for resale and materials sold	(16 829)	(56 476)	(6 510)	(20 640)
III. Gross profit	864 059	2 200 229	435 359	1 711 601
IV. Selling costs	(18 745)	(53 622)	(17 517)	(55 768)
V. General administrative costs	(116 275)	(353 878)	(104 021)	(326 324)
VI. Profit (loss) from sales	729 039	1 792 729	313 821	1 329 509
VII. Other operating income	10 774	65 379	12 665	49 760
1. Profit from disposal of non-financial fixed assets	523	594	46	46
2. Subsidies	165	497	166	498
3. Other operating income	10 086	64 288	12 453	49 216
VIII. Other operating costs	(23 726)	(134 856)	(26 815)	(78 299)
1. Loss from disposal of non-financial fixed assets			212	
2. Revaluation of non-financial assets	(1 380)	(5 573)	(815)	(6 820)
3. Other operating costs	(22 346)	(129 283)	(26 212)	(71 479)
IX. Operating profit (loss)	716 087	1 723 252	299 671	1 300 970
X. Financial income	81 348	300 440	121 143	388 950
1. Dividends and share in profit, of which:	1 146	1 146	807	2 333
-from related entities				
2. Interest, of which:	15 495	78 521	38 155	100 893
-from related entities	9 753	33 499	26 095	75 972
3. Profit from the disposal of investments	2 676	2 676	10 250	22 269
4. Revaluation of investments	51 860	148 885	77 387	235 412
5. Other	10 171	69 212	(5 456)	28 043
XI. Financial costs	(45 046)	(175 738)	(160 713)	(359 760)
1. Interest, of which:	(2 850)	(11 618)	(7 972)	(38 244)
-for related entities	(389)	(864)	(101)	(292)
2. Loss from the disposal of investments	7 902			
3. Revaluation of investments	(42 317)	(132 054)	(131 834)	(278 565)
4. Other	(7 781)	(32 066)	(20 907)	(42 951)
XII. Profit (loss) before extraordinary items and taxation	752 389	1 847 954	260 101	1 330 160
XIII. Result on extraordinary items				
1. Extraordinary gains				20
2. Extraordinary losses				(20)
XIV. Profit (loss) before taxation	752 389	1 847 954	260 101	1 330 160
XV. Taxation	(143 579)	(369 638)	(43 976)	(258 390)
a) current taxation	(134 791)	(354 520)	(75 413)	(286 732)
b) deferred taxation	(8 788)	(15 118)	31 437	28 342
XVI. Other obligatory deductions from profit (loss increase)				
XVII. Share in net profits (losses) of subordinated entities accounted for using the equity method	82 211	231 287	145 691	239 420
XVIII. Net profit (loss)	691 021	1 709 603	361 816	1 311 190

Net profit (loss) (annualised)	1 795 582		1 487 581	
Weighted average number of ordinary shares	200 000 000		200 000 000	
Earnings (loss) per ordinary share (in PLN)	8.98		7.44	
Weighted average diluted number of ordinary shares				
Diluted earnings (loss) per ordinary share (in PLN)				

STATEMENT OF CHANGES IN EQUITY	3rd quarter/2005 period from 1 July 2005 to 30 September 2005	3 quarters accrued/2005 period from 1 January 2005 to 30 September 2005	2004/ period from 1 January 2004 to 31 December 2004	3 quarters accrued/2004 period from 1 January 2004 to 30 September 2004
	in '000PLN			
I. Equity - beginning of the period	5 764 036	5 336 804	4 006 502	4 006 502
a) changes in accounting policies			(529 363)	(529 276)
b) corrections due to errors				
I.a. Equity - beginning of the period, after adjustment with comparative data	5 764 036	5 336 804	3 477 139	3 477 226
1. Share capital - beginning of the period	2 000 000	2 000 000	2 000 000	2 000 000
1.1. Changes in share capital				
a) increase, due to:				
- issuance of shares				
b) decrease, due to:				
- redemption of shares				
1.2. Share capital - end of the period	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period				
2.1. Changes in called up capital not paid				
a) increase (due to)				
b) decrease (due to)				
2.2. Called up capital not paid - end of the period				
3. Treasury shares - beginning of the period				
3.1. Changes in treasury shares				
a) increase, due to:				
b) decrease, due to:				
3.2. Treasury shares - end of the period				
4. Reserve capital - beginning of the period	2 064 168	1 629 743	1 194 236	1 194 236
4.1. Changes in reserve capital	17 539	451 964	435 507	432 335
a) increase, due to:	17 539	1 016 782	435 507	432 335
- issuance of shares over nominal value				
- from profit distribution (statutory)				
- from profit distribution (over statutorily-required minimum value)		997 170	411 557	411 557
- transfer from revaluation reserve	17 539	19 612	23 950	20 778
b) decrease, due to:		(564 818)		
- coverage of losses		(564 818)		
4.2. Reserve capital - end of the period	2 081 707	2 081 707	1 629 743	1 626 571
5. Revaluation reserve - beginning of the period	681 286	874 710	400 709	400 709
5.1. Changes in revaluation reserve	(384 636)	(578 060)	474 001	140 358
a) increase, due to:	211 743	384 785	1 418 732	953 400
- effect of changes in accounting policies effecting the valuation of hedging instruments			29 780	29 780
- deffered income tax due to changes in accounting policies			5 675	5 675
- settlement of hedging instruments	127 262	258 394	1 113 046	771 497
- valuation of hedging transactions, in the effective part			270 231	146 448
- excess of deferred income tax asset over deferred income tax provision	84 481	126 391		
b) decrease, due to:	(596 379)	(962 845)	(944 731)	(813 042)
- disposal of fixed assets	(17 540)	(19 613)	(25 095)	(20 635)
- valuation of hedging transactions, in the effective part	(540 759)	(746 662)	(628 701)	(588 065)
- settlement of hedging instruments	(38 080)	(196 570)	(201 752)	(157 855)
- excess of deferred income tax provision over deferred income tax asset			(89 183)	(46 487)
5.2. Revaluation reserve - end of the period	296 650	296 650	874 710	541 067
6. Other reserve capital - beginning of the period				
6.1. Changes in other reserve capital				
a) increase, due to:				
b) decrease, due to:				
6.2. Other reserve capital - end of the period			0	
7. Retained profit (uncovered losses) from prior years - beginning of the period	1 018 582	832 351	411 557	411 557
7.1. Retained profit from prior years - beginning of the period	1 018 582	1 397 169	411 557	411 557
a) changes in accounting policies			118 030	
b) corrections due to errors				
7.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	1 018 582	1 397 169	529 587	411 557
a) increase, due to:				
- distribution of profit from prior years				
b) decrease, due to:		(1 397 169)	(411 557)	(411 557)
- transfer to reserve capital		(997 169)	(411 557)	(411 557)
- dividend payment		(400 000)		
7.3. Retained profit from prior years - end of the period	1 018 582		118 030	
7.4. Uncovered loss from prior years - beginning of the period		(564 818)		
a) changes in accounting policies			(682 848)	(564 731)
b) corrections due to errors				
7.5. Uncovered loss from prior years - beginning of the period, after adjustment with comparative data		(564 818)	(682 848)	(564 731)
a) increase, due to:				
- transfer of losses from prior years to be covered				
b) decrease, due to:		564 818		
- coverage of losses from reserve capital		564 818		
7.6. Uncovered loss from prior years - end of the period			(682 848)	(564 731)
7.7. Retained profit (uncovered loss) from prior years - end of the period	1 018 582	0	(564 818)	(564 731)
8. Net result	691 021	1 709 603	1 397 169	1 311 190
a) net profit	691 021	1 709 603	1 397 169	1 311 190
b) net loss				
c) write-off from profit				
II. Equity - end of the period	6 087 960	6 087 960	5 336 804	4 914 097
III. Equity, after proposed profit distribution (coverage of loss)	6 087 960	6 087 960		

EXEMPTION NUMBER: 82-4639

CASH FLOW STATEMENT	In '000PLN			
	3rd quarter/2005 period from 1 July 2005 to 30 September 2005	3 quarters accrued/2005 period from 1 January 2005 to 30 September 2005	3rd quarter/2004 period from 1 July 2004 to 30 September 2004	3 quarters accrued/2004 period from 1 January 2004 to 30 September 2004
A. Cash flow from operations - indirect method				
I. Net profit (loss)	691 021	1 709 603	361 816	1 311 190
II. Total adjustments	67 808	(280 971)	123 286	(29 678)
1. Share in net (profit) loss of subordinated entities accounted for using the equity method	(82 211)	(231 287)	(145 691)	(239 420)
2. Depreciation	73 467	216 037	70 809	211 722
3. Foreign exchange (gains) / losses	6 682	37 265	3 146	(75)
4. Interest and share in profits (dividends)	(9 360)	(27 355)	(20 825)	(45 585)
5. (Profit) loss on investing activities	(20 094)	(37 574)	(10 215)	(22 150)
6. Change in provisions	20 987	61 823	23 071	39 085
7. Change in inventories	61 354	(123 981)	(95 135)	(138 428)
8. Change in debtors	(91 235)	(48 677)	38 887	(69 503)
9. Change in short term liabilities, excluding bank and other loans	8 813	(164 086)	84 495	84 926
10. Change in prepayments and accruals	114 465	159 004	(37 277)	14 663
11. Other adjustments	(15 060)	(121 940)	212 021	135 087
III. Net cash flow from operations (I+/-II)	758 829	1 428 632	485 102	1 281 512
B. Cash flow from investing activities				
I. Inflow	39 316	214 662	39 765	283 592
1. The sale of intangible assets and tangible fixed assets	303	633	340	660
2. The sale of investment properties and intangible assets				
3. From financial assets, of which:	38 193	213 119	39 385	282 702
a) in related entities	10 141	117 381	26 172	144 536
- the sale of financial assets				
- dividends and share in profit	298	84 082	211	69 083
- repayment of long term loans granted				
- interest	9 843	33 299	25 961	75 453
- other inflow from financial assets				
b) in other entities	28 052	95 738	13 213	138 166
- the sale of financial assets	14 924	57 605	11 726	131 936
- dividends and share in profit	1 146	1 146	807	2 558
- repayment of long term loans granted				
- interest	140	288		8
- other inflow from financial assets	11 842	36 699	680	3 664
4. Other investment inflow	820	910	40	230
II. Outflow	(168 460)	(638 491)	(169 438)	(485 934)
1. The purchase of intangible assets and tangible fixed assets	(143 202)	(480 112)	(135 292)	(360 784)
2. The purchase of property and intangible assets	0		0	
3. For financial assets, of which:	(13 245)	(134 984)	(36 685)	(116 934)
a) in related entities	(4 095)	(57 127)	(2 198)	(18 599)
- the purchase of financial assets	(4 095)	(55 932)	0	(16 401)
- long term loans granted	0	(1 195)	(2 198)	(2 198)
b) in other entities	(9 150)	(77 857)	(34 487)	(98 335)
- the purchase of financial assets	(9 150)	(77 857)	(34 487)	(98 335)
- long term loans granted				
4. Other investment outflow	(12 013)	(23 395)	2 539	(8 216)
III. Net cash flow from investing activities (I-II)	(129 144)	(423 829)	(129 673)	(202 342)
C. Cash flow from financing activities				
I. Inflow		32 614		
1. Net inflow from the issuance of shares and other equity instruments and of payments to capital				
2. Bank and other loans		32 614		
3. The issuance of debt securities				
4. Other financial inflow				
II. Outflow	(657 565)	(670 420)	(550 502)	(1 104 371)
1. The purchase of own shares				
2. Dividends and other shareholder-related payments	(400 000)	(400 000)		
3. Other outflow from profit distribution, excepting shareholder-related payments				
4. Repayment of bank and other loans	(253 947)	(256 547)	(543 049)	(1 062 926)
5. The buy-back of debt securities				
6. Due to other financial liabilities				
7. The payment of liabilities from financial leasing agreements	(1 219)	(6 500)	(1 121)	(7 031)
8. Interest	(2 399)	(7 373)	(6 332)	(34 414)
9. Other financial outflow				
III. Net cash flow from financing activities (I-II)	(657 565)	(637 806)	(550 502)	(1 104 371)
D. Total net cash flow(A.III+/-B.III+/-C.III)	(27 880)	366 997	(195 073)	(25 201)
E. Change in balance sheet total of cash and cash equivalents, of which:	(27 927)	368 590	(196 415)	(25 990)
- change in cash and cash equivalents due to exchange rate differences	(47)	1 593	(1 342)	(789)
F. Cash and cash equivalents - beginning of the period	716 921	322 044	445 314	275 442
G. Cash and cash equivalents - end of the period (F+/-D), of which:	689 041	689 041	250 241	250 241
- restricted cash and cash equivalents	41 751	41 751	63 319	63 319

ADDITIONAL INFORMATION

(pursuant to § 91 sec. 3 and 4 of the Decree of the Council of Ministers dated 19 October 2005 - Journal of Laws Nr 209, item 1744)

I. PRINCIPLES APPLIED IN PREPARING THIS REPORT

The following financial report was prepared based on Polish accounting principles.

Accounting principles

The financial data presented in this quarterly report for the current period and comparable prior period were prepared based on accounting principles described in the financial report for the first half of 2005 published on 20 September 2005, with the adjustment of principles of the comparable prior period to changes introduced in the second half of 2004 or at the beginning of 2005.
These changes in accounting principles and in the method of presentation relate to:
1) withdrawal of recognition and valuation of embedded derivative instruments in agreements concluded in currencies typical for a given type of transaction,
2) accounting for long term shares in subordinated entities using the equity method. The result of this valuation was presented in a separate item of the income statement as „Share in the net profits (losses) of subordinated entities accounted for using the equity method",
3) the methodology for estimating and presenting provisions for the closure of mines and other technological objects, in adaptation to the updated version of IAS 37 and IFRIC 1,
4) the methodology for recognising financial assets, whose transfer (based on factoring agreements) does not qualify these assets to be excluded from the accounts,
5) presentation of the settlement of the effective result, related to currency hedging transactions,
6) recognition of revenues from the sale of products at the moment of transfer of rights and obligations to the buyer.
Due to the above adjustments the result for the third quarter of the comparable period was increased by PLN 86 309 thousand. The changes settled in the comparable period in retained profit represented a loss in the amount of PLN 564 732 thousand, while those in the revaluation reserve represented a profit in the amount of PLN 35 455 thousand.

Exchange rates applied

The following currency rates were applied in the calculation of selected financial data in EUR:

- for the calculation of turnover, financial results and cash flow for the current accrued period, the rate of 4.0583 PLN/EUR
- for the calculation of assets and equity as at 30 September 2005, the rate of 3.9166 PLN/EUR
- for the calculation of turnover, financial results and cash flow for the comparative accrued period, the rate of 4.6214 PLN/ EUR
- for the calculation of assets and equity as at 30 September 2004, the rate of 4.3832 PLN/EUR

Information on changes due to provisions and adjustments revaluing assets

Provisions for future expenses and liabilities

The results of creating or revaluing major items in provisions were settled in the profit before taxation of the current quarter:

1) the provision for future mine closure costs, in which the methodology of estimating value and of presenting provisions was adjusted to the updated principles implemented in IAS/IFRS (IAS 37 and IFRIC 1). Reflected in this provision are estimates of the costs of closure of mines and technological objects for which the obligation to restore terrain upon the cessation of activities arises from separate laws or practices.
As a result of a change in this estimate („rewinding of the discount") profit before taxation was decreased by PLN 7 120 thousand,
(an accrued decrease in profit by PLN 22 430 thousand since the beginning of the year)
2) the provision for future employee benefits due to retirement-disability rights, jubilee awards and coal-equivalent payments paid after the period of employment. As a result of revaluation the provision was increased and profit before taxation was decreased in the amount of PLN 11 150 thousand (a reduction of net profit after reflecting the effects in deferred tax by PLN 10 215 thousand)
(an accrued decrease in profit before tax by PLN 77 252 thousand since the beginning of the year, and after reflecting the effects in deferred tax a decrease in net profit by PLN 74 016 thousand)
3) the provision for liabilities towards local authorities for permission to expand the tailings pond. As a result of revaluation, profit for the current quarter was increased in the amount of PLN 880 thousand,
(an accrued decrease in profit by PLN 128 thousand since the beginning of the year)

4) long term provisions for future liabilities from the granting of donations to a subsidiary for the purchase of specialty medical equipment. As a result of revaluation, the provision was increased and profit was decreased in the amount of PLN 97 thousand
(an accrued decrease in profit by PLN 8 242 thousand since the beginning of the year)
5) a provision was created in accruals for the payment of wages together with charges, paid as a one-off wage in the financial year, or after approval of the financial statements. As a result profit before taxation of the current quarter was decreased in the amount of PLN 70 966 thousand.
(an accrued decrease in profit by PLN 243 156 thousand since the beginning of the year)

Deferred income tax

Due to temporary differences between the balance sheet value and taxable value of balance sheet items, the Company revalued the deferred income tax asset and the deferred income tax provision.
There was an increase in the tax asset in the current quarter in the amount of PLN 81 666 thousand, of which the following was settled:
- as a decrease of net profit PLN 364 thousand
- as an increase of the revaluation reserve PLN 82 030 thousand

There was an increase in the tax asset in the accrued period in the amount of PLN 79 752 thousand, of which the following was settled:
- as a decrease of net profit PLN 28 995 thousand
- as an increase of the revaluation reserve PLN 108 747 thousand

There was an increase in the deferred tax provision in the current quarter in the amount of PLN 5 979 thousand, of which the following was settled:
- as a decrease of net profit PLN 8 424 thousand
- as an increase of the revaluation reserve PLN 2 445 thousand

There was a decrease in the deferred tax provision in the accrued period in the amount of PLN 31 521 thousand, of which the following was settled:
- as an increase of net profit PLN 13 877 thousand
- as an increase of the revaluation reserve PLN 17 644 thousand

Adjustments revaluing assets

Due to the revaluation of tangible fixed assets and financial assets, net profit in the current quarter was increased in the amount of PLN 91 842 thousand
(an accrued increase of net profit of PLN 284 083 thousand since the beginning of the year)

Due to the valuation and settlement of future cash flow hedging transactions in an amount reflecting the effective part of the hedge, after reflecting deferred tax, the revaluation reserve was decreased in the current quarter in the amount of PLN 367 097 thousand.
(an accrued decrease of the revaluation reserve of PLN 558 447 thousand since the beginning of the year).

The effects of the valuation of assets carried out in the current quarter which were settled in the financial result relate to:

- accounting for shares in subordinated entities using the equity method, causing an increase in the financial result of the current quarter in the amount of PLN 82 210 thousand
(an accrued increase of profit of PLN 231 287 thousand since the beginning of the year)

- the revaluation of derivative instruments to fair value, as a result of which profit was increased in the amount of PLN 10 223 thousand,
(an accrued increase of profit of PLN 13 109 thousand since the beginning of the year)

- the revaluation to fair value of other financial assets, which led to a decrease in the financial result in the amount of PLN 681 thousand,
(an accrued increase of profit of PLN 3 722 thousand since the beginning of the year)

- the valuation of tangible fixed assets to market value. The result of this valuation was a decrease in profit in the amount of PLN 1 988 thousand,
(an accrued decrease of profit of PLN 2 891 thousand since the beginning of the year)

- the valuation of inventories to net sales price. The result of this valuation was a decrease in profit in the amount of PLN 19 thousand,
(an accrued decrease of profit of PLN 45 thousand since the beginning of the year)

- allowances for debtors together with interest (an excess of allowances created over released) which led to a decrease in profit in the amount of PLN 2 096 thousand,
(an accrued increase of profit of PLN 38 901 thousand since the beginning of the year, of which PLN 43 241 thousand relates to the release of allowances for State Budget debtors together with interest, following the resolution of disputed VAT issues)

II LIST OF ACHIEVEMENTS OR FAILURES DURING THE PERIOD COVERED BY THIS REPORT, TOGETHER WITH A LIST OF THE MOST IMPORTANT RELATED EVENTS

Production results

During the period January-September 2005 KGHM Polska Miedź S.A. produced 411 459 tonnes of electrolytic copper (including 147 145 tonnes in the third quarter) and 931 747 kg of metallic silver (including 331 240 kg in the third quarter).

Change in the debt structure

In the third quarter of 2005 in comparison to the state on 30 June 2005 there was a change in the debt structure of KGHM Polska Miedź S.A. The Company paid back in full two operating credit loans arising from the following agreements:
- from BRE Bank S.A. dated 10 April 2003 for a working loan in the amount of 50 mln USD with interest of 1 month LIBOR + a margin of 0.47%. This early repayment of debt arising from the above loan in the amount of 25 mln USD took place on 31 August 2005.
- from Bank Pekao S.A. dated 15 December 2004 for a working loan in the amount of 50 mln USD with interest of 1 month LIBOR + a margin of 0.45%. This early repayment of debt arising from the above loan in the amount of 50 mln USD took place on 31 August 2005.

In addition the Company has access to lines of credit in current accounts:
- in Bank PekaO S.A. up to PLN 71 mln,
- in Bank Handlowy w Warszawie S.A. up to USD 10 mln.

As at 30 September 2005 the Company had not made use of these lines.

Proceedings in a disputed issue related to the payment of damages

In April 2003 the company BOBMARK INTERNATIONAL Sp. o. o. with its registered head office in Warsaw submitted a suit to the Regional Court in Legnica, Section I (Civil Cases) against the Company and PEW AQUAKONRAD S.A. for the payment of damages in the amount of PLN 12 299 thousand due to the contamination of water from the AQ1 and AQ2 water supplies by the activities of KGHM Polska Miedź S.A.
Due to the lack of documentation of the purchase by BOBMARK INTERNATIONAL of the water supply stations valued at PLN 460 thousand, the Regional Court in Legnica, by a resolution dated 20 June 2005, discontinued proceedings with respect to this amount. Consequently, at the present stage of proceedings, the value of the disputed damages amounts to PLN 11 839 thousand.
In addition the parties to the suit have requested the court to admit certain evidence: expert opinions in the areas of marketing and market research in order to estimate the amount of source water transferred, as well as expert opinions in the area of finance in order to estimate the actual level of benefits lost by BOBMARK INTERNATIONAL Sp. z o.o.
On 15 July 2005 KGHM Polska Miedź S.A. received a ruling of the Regional Court in Legnica dated 20 June 2005 regarding the admission of evidence from opinions in those areas mentioned above, and which is being prepared by the firm Contract Konsulting Kumela i Wspólnicy w Krakowie.
In a ruling dated 16 September 2005 the Regional Court in Legnica set a three-month deadline for the company Contract Consulting Kumela i Wspólnicy to issue an opinion, comprising:

1. determining sales possibilities on the market for spring water,
2. estimating costs for the promotion of this water,
3. determining the level of benefits lost by BOBMARK INTERNATIONAL,
4. determining whether the loss of benefits is related to transferral of the production line from Iwiny to Grodzisk Mazowiecki,
5. estimating the amount of losses which would be incurred if the incident mentioned in point 4 above had in fact occurred.

The ultimate amount of damages depends among others on the above opinions, which the Court will take into consideration in rendering its verdict in this matter.

Agreement with trade unions

The trade unions in the Company, pointing to the excellent results of KGHM Polska Miedź S.A. since June 2005, demanded the payment of a special bonus and advancement of the wage group for 30% of the employees. Due to the lack of an agreement, on 16 September 2005 the trade union Związek Zawodowy Pracowników Przemysłu Miedziowego initiated a collective dispute.
As a result of negotiations carried out both procedurally as part of the collective dispute with the trade union Związek Zawodowy Pracowników Przemysłu Miedziowego, as well as of negotiations with the remaining trade unions, on 3 October 2005 the Management Board of KGHM Polska Miedź S.A. concluded agreements:
- with the trade union Związek Zawodowy Przemysłu Miedziowego – ending the collective dispute with the participation of a mediator; and
- with all of the trade unions with respect to realisation of the pay demands presented by the trade unions.

In accordance with the above decisions, the employees of the Company were paid a one-off special bonus in the amount of 100% of their monthly wage. The cost of paying this bonus together with charges on the employer amounts to appx. PLN 100 mln.

The agreements reached, in accordance with the declaration of the trade unions, exhaust their claims for payment for the current year.

Realisation of investment in the Democratic Republic of Congo

With respect to the investment being carried out by KGHM Polska Miedź S.A. in the DR of Congo, the company Bipromet S.A. from Katowice has carried out and provided to the Company the technological project titled „Project for the construction of a hydometallurgical plant in Kimpe in the DR of Congo, using the engineering base of the firm Dynatec Corporation Technologies Division – Canada".
The estimated amount of investment expenditure included in the technical project is higher than that assumed in the Feasibility Study completed in 2004. Because of this the Management Board of KGHM Polska Miedź S.A. has made the taking of a final decision on the investment in Congo dependent on the following actions:
- investigating the possibility of reducing investment expenditures while maintaining safe technical and technological investments parameters, and
- the possibility of acquiring additional resource bases, which would enable the continuation of production for a period longer than 5 years – i.e. after exhaustion of the already-purchased volume of ore from the Kimpe deposit.
At the present stage of this project the Management Board has decided to:
- tender initial bids for the supply of services, machines and equipment for realisation of the Kimpe investment in order to review and reduce estimated investment expenditures,
- grant proxy authority to members of the Management Board of KGHM CONGO S.P.R.L. excluding the authority to submit declarations of will, to incur any liabilities or to undertake any negotiations with competent bodies of the Democratic Republic of Congo with respect to:

- the possibilities and conditions for acquiring in full Exploitation Permit nr 271 for the Kimpe deposit,
- the acquisition of an exploratory license in the province of Katanga in the Democratic Republic of Congo, and

- to submit a letter of intent to the Congoese company GECAMINES as regards joint ventures in the Democratic Republic of Congo.

Selection of other significant events covered by current reports

- Changes in equity commitment

On 29 June 2005 a change in share capital was registered for the company Przedsiębiorstwo Budowy Kopalń PeBeKa S.A. with its registered head office in Lubin (a subsidiary of KGHM Polska Miedź S.A.). The share capital of this company was increased by PLN 10 100 thousand. These shares were acquired by KGHM Polska Miedź S.A. for cash, which was paid in the amount of PLN 7 100 thousand. The remaining amount of PLN 3 000 thousand will be paid by 30 October 2005. After registration of this change the share capital of Przedsiębiorstwo Budowy Kopalń PeBeKa S.A. amounts to PLN 27 353 thousand. KGHM Polska Miedź S.A. owns 100% of the share capital of PeBeKa S.A. PeBeKa will use the funds acquired from this issuance of shares for the replacement of machinery and for growth.
On 26 July 2005 a change in share capital was registered for the company "Energetyka" sp. z o.o. with its registered head office in Lubin (a subsidiary of KGHM Polska Miedź S.A.). The share capital of "Energetyka" sp. z o.o. was increased by PLN 65 942 thousand. All of the shares in the increased share capital were acquired by KGHM Polska Miedź S.A., which paid for them with a contribution in kind of PLN 65 851 thousand and cash of PLN 91 thousand. The assets transferred on 1 July 2005 as a contribution in kind represent an organised part of the company KGHM Polska Miedź S.A. - the Water Management Division. The book value of these assets in the accounts of the Company is PLN 54 574 thousand. The share capital of "Energetyka" sp. z o.o. after registration amounts to PLN 191 049 thousand. KGHM Polska Miedź S.A. owns 100% of the shares of "Energetyka" sp. z o.o.
On 30 September 2005 the combination of the companies KGHM Metale S.A. and DSI S.A. was registered. The combination was carried out pursuant to art 492 par.1 pt 1 of the Polish Partnerships and Companies Code, i.e. in the form of a transfer of all of the assets of the acquiree, i.e. DSI S.A. to the acquirer, i.e. KGHM Metale S.A. Following the merger of these entities the company will operate under the name of KGHM Metale DSI S.A. As a result of the merger of these companies, the share capital of the acquirer was increased by PLN 64 000 thousand. All of the shares in the increased share capital of KGHM Metale DSI S.A. were acquired by KGHM Polska Miedź S.A., which until now had owned 100% of the shares of KGHM Metale S.A. and 77.46% of the shares of DSI S.A. The share capital of KGHM Metale DSI S.A. following registration of this combination amounts to PLN 223 374 thousand. KGHM Polska Miedź S.A. owns 100% of the shares of KGHM Metale DSI S.A.

- Budget 2005

The Supervisory Board of the Company at its meeting of 12 September 2005 confirmed the adjustment to the Budget of the Company for 2005 which had been accepted by the Supervisory Board on 20 December 2004 as submitted by the Management Board, as well as the adjustment to the assumptions to the Technical-Economic Plan for the years 2005 - 2009 confirmed by the Supervisory Board on 21 March 2005.
On 21 October 2005 the Supervisory Board approved the Forecast of the financial results for 2005 – Annex to the Budget. The updated Budget for 2005 assumes the achievement of revenues from the sale of products, goods for resale and materials in the amount of PLN 7 540 mln and net profit of PLN 2 078 mln.

III FACTORS AND EVENTS, IN PARTICULAR THOSE OF AN UNUSUAL NATURE, HAVING AN IMPACT ON THE FINANCIAL RESULTS ACHIEVED

1. Financial results in the third quarter

In the third quarter of 2005 KGHM Polska Miedź S.A. achieved a profit before tax of PLN 752 389 thousand. A net profit of PLN 691 021 thousand was achieved in this period, and was 91.0% higher than that achieved in the third quarter of 2004.
This result was impacted by the following:

- a profit on sales of PLN 729 039 thousand,
- a loss on other operating activities of (PLN 12 952 thousand),
- a profit on financial activities of PLN 36 302 thousand,
- accounting for shares using the equity method PLN 82 211 thousand.

In the third quarter of 2005 income from economic activities amounted to PLN 2 130 764 thousand, which was impacted by:

- revenues from sales of PLN 2 038 642 thousand,
- other operating income of PLN 10 774 thousand,
- financial income of PLN 81 348 thousand.

Economic activity costs in the third quarter of 2005 amounted to PLN 1 378 375 thousand, of which:

- costs of basic operating activities PLN 1 309 603 thousand,
- other operating costs PLN 23 726 thousand,
- financial costs PLN 45 046 thousand.

Basic operating activities

Profit on sales in the third quarter of 2005 amounted to PLN 729 039 thousand, and in relation to the comparable prior period increased by PLN 415 218 thousand, i.e. by 132.3%. This improvement in the results was mainly impacted by:

- higher copper and silver prices on the metals markets,
- the effects of settlement of hedging transactions,
- an increase in the volume of copper and silver sales

alongside the following factors which decreased the result on sales:

- a higher cost of goods sold, and
- a less favorable USD/PLN exchange rate

In the third quarter of 2005 net revenues from the sale of products, goods for resale and materials amounted to PLN 2 038 642 thousand, and were higher than those achieved in the comparable prior period by PLN 605 899 thousand, i.e. by 42.3%. This level of revenues was the result of:

- the average USD/PLN exchange rate of 3.30 USD/PLN (a strengthening of the PLN in comparison to the third quarter of 2004 by 8.8%),
- average copper prices on the London Metal Exchange (LME) of 3 759 USD/t (an increase by 31.9%),
- average silver prices on the London Bullion Market (LBM) in the amount of 227 USD/kg (an increase by 9.7%),
- the volume of sales of copper and copper products of 137 193 t (an increase in relation to the comparable prior period by 6.3%) and of silver, 345 704 kg (an increase by 10.3%).

As respects the structure of revenues from the sale of products, goods for resale and materials in the third quarter of 2005 revenues from the sale of basic products were as follows: copper and copper products – 82.9% and silver – 12.8%.
Operating activity costs in the third quarter of 2005 amounted to PLN 1 309 603 thousand and in relation to the comparable prior period were higher by PLN 190 681 thousand, i.e. by 17.0%.
In the third quarter of 2005 the total unit copper production cost amounted to PLN 7 643 PLN/t versus 7 063 PLN/t in the comparable prior period. This increase in the unit cost by 580 PLN /t, i.e. by 8.2% was primarily the result of an increase in the following:

- the value of smelter batches, including:
  - internal – mainly due to higher costs of labor, fuel and spare parts,
  - external – mainly due to the use of bought blister copper, and
- smelter processing costs.

This increase in costs caused by the above-mentioned factors was partially compensated by an increase in the value of anode slimes.
The total unit cost of copper production denominated in USD in the third quarter of 2005 amounted to PLN 2 319 USD/t versus 1 951 USD/t in the comparable period of 2004. Apart from the factors mentioned above, this increase in electrolytic copper production costs as denominated in USD was impacted by the strengthening of the PLN versus the USD.

Other operating activities

The result of other operating activities in the Company in the third quarter of 2005 was a loss in the amount of PLN 12 952 thousand, mainly due to a change in the provision for employee benefits. In relation to the comparable period of 2004 there was a decrease in the loss on other operating activities by PLN 1 198 thousand.

Financial activities

The Company noted a profit on financial activities in the third quarter of 2005 in the amount of PLN 36 302 thousand. This result was impacted by:
- the positive impact of the measurement and settlement of derivative instruments,
- the excess of interest received over paid, and
- profit from the investment in the AIG fund,

alongside revaluation of the provision for mine closure costs, which reduced the result.
In comparison to the third quarter of 2004 the result on financial activities was higher by PLN 75 872 thousand. The improvement of the result in this area of activity is the result of the valuation of derivative instruments.

Changes in balance sheet items

In the third quarter of 2005 total assets of the Company increased by PLN 107 461 thousand, i.e. by 1.1%, and amounted to PLN 9 592 403 thousand. There was a minor change in the structure of assets: the share of non-current assets increased from 71.4% to 72.4%, while the share of current assets decreased from 28.6% to 27.6%. The primary cause of the increase in assets was an increase in non-current assets by PLN 176 723 thousand, mainly as a result of an increase in the value of shares in related entities (including as a result of accounting by the equity method) and an increase in the tax asset.
The decrease in current assets by PLN 69 262 thousand mainly relates to:
- current investments, including derivative instruments, and
- inventories,

alongside an increase in current debtors, in particular trade debtors.

The increase in equity and liabilities in the third quarter of 2005 was primarily due to an increase in equity by PLN 323 924 thousand due to the profit earned in this period in the amount of PLN 691 021 thousand. This effect was partially compensated by a decrease in the revaluation reserve, mainly due to the measurement of hedging transactions.
The decrease in liabilities and provisions for liabilities by PLN 216 463 thousand is due to:
- a decrease in current liabilities, mainly due to bank and other loans,

alongside an increase in accruals.
In the third quarter of 2005 there was a change in the structure of equity and liabilities: the share of equity increased from 60.8% to 63.5%, while the share of liabilities and provisions for liabilities decreased from 39.2% do 36.5%.

Risk management

The amount transferred from equity to the income statement in the financial period, due to the settlement of hedging instruments (being the effective part of settled transactions, hedging cash flow), amounted to (PLN 89 182 thousand). The profit from the disposal of investments was at the level of PLN 10 578 thousand.
In the third quarter of 2005 the Company did not implement a hedging strategy for the copper and silver price.
With respect to actions on the currency market, the Company implemented a hedging strategy during the current period of the USD/PLN exchange rate for the total nominal value of 48 mln USD and a timeframe comprising the year 2006. Options contracts were used.
The Company remains hedged for a portion of copper sales planned in the fourth quarter of 2005 (appx. 28%), in 2006 (appx. 34%) and in the first half of 2007 (appx. 22%), for a portion of silver sales planned for in the fourth quarter of 2005 (appx. 32%) and in 2006 (appx. 31%), as well as for a portion of revenues from sales (currency market), planned to be achieved in the fourth quarter of 2005 (appx. 15%), in 2006 (appx. 22%) and in the first half of 2007 (appx. 4%).
The Company maintains on-going analysis of the commodity and currency markets, searching for appropriate moments to develop hedging positions.

2. Financial results after the first three quarters of 2005

During the period January-September 2005 KGHM Polska Miedź S.A. achieved a profit before tax of PLN 1 847 954 thousand. A net profit of PLN 1 709 603 thousand was achieved in this period, and was 30.4% higher than that achieved in the comparable period of 2004.
This result was impacted by the following:

- a profit on sales of	PLN 1 792 729 thousand,
- a loss on other operating activities of	(PLN 69 477 thousand),
- a profit on financial activities of	PLN 124 702 thousand,
- accounting for shares using the equity method	PLN 231 287 thousand.

During the period January-September 2005 income from economic activities amounted to PLN 5 925 633 thousand, which was impacted by:

- revenues from sales of	PLN 5 559 814 thousand,

- other operating income of PLN 65 379 thousand,
- financial income of PLN 300 440 thousand.

Economic activity costs in this period amounted to PLN 4 077 679 thousand, of which:

- costs of basic operating activities PLN 3 767 085 thousand,
- other operating costs PLN 134 856 thousand,
- financial costs PLN 175 738 thousand.

Basic operating activities

Profit on sales after the first 9 months of 2005 amounted to PLN 1 792 729 thousand, and in relation to the comparable prior period increased by PLN 463 220 thousand, i.e. by 34.8%. This increase was mainly due to:

- higher copper and silver prices on the metals markets,
- the effects of settlement of commodity hedging transactions,
- an increase in the volume of copper sales,

alongside the following factors which decreased the result on sales:

- a less favorable USD/PLN exchange rate,
- a higher cost of goods sold, and
- a decrease in the volume of silver sales.

During the period January-September 2005 net revenues from the sale of products, goods for resale and materials amounted to PLN 5 559 814 thousand, and were higher than those achieved in the comparable prior period by PLN 846 130 thousand, i.e. by 18.0%. This level of revenues was the result of:

- the average USD/PLN exchange rate of 3.22 USD/PLN (a strengthening of the PLN in comparison to the first 3 quarters of 2004 by 14.8%),
- average copper prices on the London Metal Exchange (LME) of 3 479 USD/t (an increase by 24.6%),
- average silver prices on the London Bullion Market (LBM) of 227 USD/kg (an increase by 9.1%),
- the volume of sales of copper and copper products of 398 855 t (an increase by 0.6%) and of silver, 967 529 kg (a decrease by 5.5% mainly due to a decrease in silver content in extracted ore).

As respects the structure of revenues from the sale of products, goods for resale and materials in the first 9 months of 2005 revenues from the sale of basic products were as follows: copper and copper products – 83.3% and silver – 12.1%.
Operating activity costs for the first 9 months of 2005 in relation to the comparable prior period were higher by PLN 382 910 thousand, i.e. by 11.3 %.
After the first three quarters of 2005 the total unit electrolytic copper production cost amounted to PLN 7 528 PLN/t versus 6 573 PLN/t in the comparable prior period. This increase in the unit cost by 955 PLN/t, i.e. by 14.5%, was primarily the result of an increase in the following:

- the value of smelter batch materials consumed, including:
  - external – concentrates, blister copper and scrap,
  - internal – due to the costs of labor and of materials and fuels consumed, and
- smelter processing costs due to an increase in the costs of labor, of fuels consumed and to maintenance costs.

In addition during the first 9 months of 2005 there was a decrease in the value of anode slimes, which also led to an increase in the cost of copper production.
The total unit cost of copper production denominated in USD for the first 9 months of 2005 amounted to PLN 2 340 USD/t versus 1 741 USD/t in the comparable prior period. Apart from the factors mentioned above, this increase in electrolytic copper production costs as denominated in USD was also impacted by the strengthening of the PLN versus the USD.

Other operating activities

The result of other operating activities in the Company in the period January-September 2005 was a loss in the amount of (PLN 69 477 thousand). This result was mainly due to an increase in provisions, including:

- for future liabilities towards employees, and
- for a donation to MCZ S.A.

alongside a release of provisions created in 2004 for additional VAT for the year 2000, which increased the result.
The above-mentioned factors, as well as the lower balance of income and costs related to taxation on real estate for prior years, were the main cause of an increase by PLN 40 938 thousand, i.e. by over double the loss on other operating activities versus the comparable prior period.

Financial activities

The Company noted a profit on financial activities in the first 9 months of 2005 in the amount of PLN 124 702 thousand. The profit earned was mainly due to:

- the excess of interest received over paid,
- profit from the investment in the AIG fund,
- positive exchange rate differences, and
- the measurement and settlement of derivative instruments,

alongside revaluation of the provision for mine closure costs related to a change in financial market parameters, which reduced the result.

In comparison to the comparable period of 2004 the profit on financial activities was higher by PLN 95 512 thousand, i.e. by over four times, mainly due to:

- positive changes in the measurement and settlement of derivative instruments,
- profit from the investment in the AIG fund, and
- lower bank commissions paid.

Changes in balance sheet items

During the period January-September 2005 total Company assets increased by PLN 643 967 thousand, i.e. by 7.2%, and at the end of September 2005 amounted to PLN 9 592 403 thousand. During the first 9 months of 2005 the structure of assets did not change significantly: the share of current assets increased from 26.8% to 27.6%, while the share of non-current assets decreased from 73.2% to 72.4%.
There was a change in the structure of equity and liabilities: the share of equity increased from 59.6% to 63.5%, while the share of liabilities and provisions for liabilities decreased from 40.4% to 36.5%.
The increase in assets was impacted by an increase in non-current assets by PLN 397 596 thousand and current assets by PLN 246 011 thousand.

The increase in non-current assets is primarily due to:

- an increase in the value of shares in related entities due to accounting using the equity method, the purchase of shares and the increase in share capital in PeBeKa S.A., and the purchase of shares of PHP„MERCUS" – spółka z o.o., and
- an increase in tangible fixed assets.

The increase in current assets is primarily the result of an increase in:

- the value of inventories due to an increase in the quantitative amount of inventories, including due to maintenance work at the Cedynia wire rod plant which began in October and to the unit cost of copper production which is the basis for its valuation, and
- trade debtors, alongside a decrease in debtors due to taxation, subsidies and customs.

The increase in equity and liabilities was due to an increase in equity by PLN 751 156 thousand, i.e. by 14.1% alongside a decrease in liabilities and provisions for liabilities by PLN 107 189 thousand.
This change in equity was mainly due to:

- the net profit earned, and
- a decision of the Ordinary General Meeting on the distribution of profit for 2004 and the coverage of losses from prior years, causing an increase in reserve capital and a decrease in losses from prior years,

alongside a decrease in the revaluation reserve mainly due to the measurement of hedging transactions.
This decrease in liabilities and provisions for liabilities by PLN 107 189 thousand is mainly due to a decrease in the following:

- current liabilities, including due mainly to bank and other loans

alongside an increase in accruals, mainly due to wages.

Risk management

The amount transferred from equity to the income statement in the financial period, due to the settlement of hedging instruments (being the effective part of settled transactions, hedging cash flow), amounted to (PLN 61 824 thousand). The profit from the disposal of investments was at the level of PLN 2 676 thousand.
During the first three quarters of 2005 the Company implemented copper price hedging strategies in the total volume of 217.5 thousand tonnes and a timeframe comprising the second half of 2005, all of 2006 and the first half of 2007. The Company made use of options and swaps.
In the case of the silver market, stategies were implemented during this period hedging the price of this metal, in the total volume of 3 mln troz (appx. 93 tonnes) and a timeframe comprising the second half of 2006, using swaps.
With respect to actions on the currency market, during the first three quarters of 2005 the Company implemented a strategy hedging the USD/PLN exchange rate for the total nominal value of 510 mln USD and a timeframe comprising the second quarter of 2005, the second half of 2005, all of 2006 and the first half of 2007. Options and forward contracts were used.

IV INFORMATION ON SEASONAL OR CYCLICAL ACTIVITIES

There were no seasonal or cyclical activities during the period presented.

V INFORMATION ON THE ISSUANCE, REDEMPTION AND REPAYMENT OF DEBT AND EQUITY SECURITIES

There was no redemption or repayment of debt and equity securities during the period presented.

VI INFORMATION RELATED TO A PAID (OR DECLARED) DIVIDEND.

The Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A., which took place on 15 June 2005, designated PLN 400 000 000.00 from the profit earned in 2004 as a dividend for shareholders, representing PLN 2.00 per share. The General Shareholders Meeting set the rights date to the dividend (the dividend date) as 8 July 2005 and the dividend payment date as 2 August 2005.

The total number of shares issued by KGHM Polska Miedź S.A. amounts to 200 000 000. All of these shares are ordinary bearer shares.

VII EVENTS WHICH OCCURRED AFTER 30 SEPTEMBER 2005 WHICH ARE NOT REFLECTED IN THIS REPORT, BUT WHICH COULD HAVE A SIGNIFICANT IMPACT ON THE FUTURE FINANCIAL RESULTS OF THE COMPANY

Investments in Polkomtel S.A.

In July 2005 KGHM Polska Miedź S.A. together with the remaining Polish shareholders of Polkomtel S.A. signed a "Shareholders agreement regarding restructuring the commitment of the Polish shareholders in Polkomtel S.A.". At the balance sheet date, i.e. 30 September 2005, no decision had yet been taken regarding the interest of KGHM Polska Miedź S.A. in Polkomtel S.A.
After the balance sheet date, analyses and estimates were carried out, with the participation of financial and legal advisors, of various scenarios related to restructuring equity interest. Simultaneously being carried out are discussions and correspondence with the foreign shareholders (Vodafone and TDC) as regards setting the conditions for maximising the value of the shares of Polkomtel S.A. by Polish shareholders. At the date of signing of these financial statements no binding decision had as yet been taken.

Additional bonus agreement

On 3 October 2005 the Management Board of KGHM Polska Miedź S.A. signed an agreement with the trade unions operating in the Company as concerns wage demands, which states that on 4 November 2005 a one-off special bonus equal to 100% of monthly remuneration will be paid out to each employee. The cost of this employee benefits payment together with charges due amounts to about PLN 100 million. This agreement is the result of negotiations carried out both procedurally as part of the collective dispute with the trade union Związek Zawodowy Pracowników Przemysłu Miedziowego and of negotiations with the remaining trade unions. The trade unions, pointing to the excellent results of the Company, since the end of the first half of the year have demanded the payment of a special bonus and advancement of the wage group for 30% of the employees. The agreements reached, in accordance with the declaration of the trade unions, exhaust their claims for payment for the current year.

VIII CHANGES IN CONTINGENT LIABILITIES OR IN CONTINGENT ASSETS SINCE THE END OF THE LAST FINANCIAL YEAR

Off-balance sheet item	in '000 PLN	
	balance at 30-09-2005	changes in the period
1. Contingent debtors	88 719	(16 548)
from other entities	88 719	(16 548)
- disputed State budget issues	87 842	(16 092)
- other	877	(456)
2. Contingent liabilities	218 237	209 827
To related entities	217 494	209 816
- guarantees and security granted	217 494	209 816
To other entities	743	11
- contingent penalties	743	11
3. Other off-balance sheet liabilities	461 588	(12 251)
To related entities	31 000	31 000
- resolution taken by shareholders to increase the share capital of Zagłębia Lubin SSA without a set date for the increase	31 000	31 000
To other entities	430 588	(43 251)
- liabilities due to perpetual usufruct of State Treasury land	333 214	(17 429)
- liabilities due to non-current assets under lease	2 904	(663)
- liabilities due to R&D, inventions and other unrealised agreements	89 002	(29 108)
- other liabilities (issues being disputed, in progress, etc.)	5 468	3 949

EXEMPTION NUMBER: 82-4639

OTHER INFORMATION

(pursuant to § 91 sec. 6 of the Decree of the Council of Ministers dated 19 October 2005 - Journal of Laws Nr 206, item 1744)

I SELECTED FINANCIAL DATA

SELECTED FINANCIAL DATA	in '000 PLN		in '000 EUR	
	3 quarters accrued /2005 period from 1 January 2005 to 30 September 2005	3 quarters accrued /2004 period from 1 January 2004 to 30 September 2004	3 quarters accrued /2005 period from 1 January 2005 to 30 September 2005	3 quarters accrued /2004 period from 1 January 2004 to 30 September 2004
I. Net revenues from the sale of products, goods and materials	5 559 814	4 713 684	1 369 986	1 019 969
II. Operating profit (loss)	1 723 252	1 300 970	424 624	281 510
III. Profit (loss) before taxation	1 847 954	1 330 160	455 352	287 826
IV. Net profit (loss)	1 709 603	1 311 190	421 261	283 721
V. Net cash flow from operating activities	1 428 632	1 281 512	352 027	277 300
VI. Net cash flow from investing activities	(423 829)	(202 342)	(104 435)	(43 784)
VII. Net cash flow from financing activities	(637 806)	(1 104 371)	(157 161)	(238 969)
VIII. Total net cash flow	366 997	(25 201)	90 431	(5 453)
IX. Total assets	9 592 403	8 668 275	2 449 166	1 977 613
X. Liabilities and provisions for liabilities	3 504 443	3 754 178	894 767	856 493
XI. Non-current liabilities	32 939	402 155	8 410	91 749
XII. Current liabilities	1 683 352	1 791 891	429 799	408 809
XIII. Equity	6 087 960	4 914 097	1 554 399	1 121 121
XIV. Share capital	2 000 000	2 000 000	510 647	456 288
XV. Number of shares	200 000 000	200 000 000	200 000 000	200 000 000
XVI. Earnings (loss) per ordinary share (in PLN / EUR)	8.55	6.56	2.11	1.42
XVII. Diluted net profit (loss) per ordinary share (in PLN / EUR)	-	-	-	-
XVIII. Net assets per share (in PLN / EUR)	30.44	24.57	7.77	5.61
XIX. Diluted net assets per share (in PLN / EUR)	-	-	-	-
XX. Declared or paid dividend per share (in PLN / EUR)	-	-	-	-
XXI. Share closing price (in PLN)	47.00	33.90		

II ORANISATIONAL STRUCTURE OF GROUP OF RELATED ENTITIES AT 30 SEPTEMBER 2005


Parent entity
KGHM Polska Miedź S.A.
Subsidiaries and indirect subsidiaries
"MIEDZIOWE CENTRUM ZDROWIA" S.A.
CBPM CUPRUM Spółka z o.o. - OBR
"Energetyka" sp. z o.o
KGHM Polish Copper Limited
CBJ sp. z o.o
POL-MIEDŹ TRANS spółka z o.o.
KGHM Kupferhandelsges. m.b.H
KGHM CONGO s.p.r.l.
KGHM Metraco sp. z o.o.
PeBeKa S.A
DIALOG S.A.
"Zagłębie" Lubin SSA
PHP "MERCUS" Spółka z o.o.
PHU Lubinpex Sp. z o.o.
KGHM Metale DSI S.A.
WFP Hefra S.A.
WMN sp. z o.o.
WM "Łabędy" S.A.
DFM ZANAM - LEGMET Sp. z o.o.
INOVA Spółka z o.o.
DKE Spółka z o.o.
INTERFERIE S.A.
Indirect subsidiaries not subject to consolidation
PU Mercus Serwis Sp. z o.o.
AQUAKONRAD SA in liquidation
PCPM sp. z o.o.
Energetyka SSP Sp. z o.o.
Associates and indirect associates
POLKOMTEL S.A.
MINOVA-KSANTE Sp. z o.o.
Indirect associates not accounted for using the equity method
PHU Mercus Bis Sp. z o.o.

III EFFECTS OF CHANGES IN THE STRUCTURE OF THE ECONOMIC ENTITY

„Energetyka" sp. z o.o.

On 30 June 2005 the Water Management Division was liquidated, and on 1 July 2005 was transferred as an organised part of the company to the subsidiary „Energetyka" sp. z o.o. The purpose of this operation was to consolidate water/sewage management under a single entity. The company "Energetyka" at the present time is the main supplier of water and heating energy to KGHM Polska Miedź S.A. The concentration under a single entity and rationalisation of management of water/sewage management is one of the elements of the costs reduction program.
On 26 July 2005 a change in share capital was registered in the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registration for the company "Energetyka" sp. z o.o. with its registered head office in Lubin (a subsidiary of KGHM Polska Miedź S.A.). The share capital of "Energetyka" sp. z o.o. was increased by PLN 65 942 thousand through the creation of 659 423 shares having a nominal value of PLN 100 per share. All of the shares in the increased share capital were acquired by KGHM Polska Miedź S.A., covering them with a contribution in kind of PLN 65 851 thousand and cash of PLN 91 thousand.
This transferral of the Water Management Division as an organised part of the company to the company „Energetyka" sp. z o.o., was related to the reduction of employment in KGHM Polska Miedź S.A. Altogether, based on art. 23', 169 employees were transferred to „Energetyka" sp. z o.o.

KGHM Metale DSI S.A.

On 30 September 2005 court registration was made of the combination of the companies KGHM Metale S.A. and DSI S.A. The combination was carried out pursuant to art 492 par.1 pt 1 of the Polish Partnerships and Companies Code, i.e. in the form of a transfer of all of the assets of the acquiree, i.e. DSI S.A. to the acquirer, i.e. KGHM Metale S.A. The company which arose as a result of this combination will be called KGHM Metale DSI S.A. The share capital of KGHM Metale DSI S.A. after the combination amounts to PLN 223 374 thousand, with 100% of the shares belonging to KGHM Polska Miedź S.A.
The main task of the newly-merged company will be to alter the mode of operating, from activities typical for investment funds to activities directly related to production and service-type activities of an auxiliary nature to KGHM Polska Miedź S.A., mainly in the areas of ecology and non-ferrous metals (road-building materials, the recovery of metals associated with copper ore using hydrometalurgical methods, e.g. rhenium, nickel). The activities of the entity are also meant to result in cost reductions in the core business of KGHM Polska Miedź S.A. It is assumed that there will be a reduction of costs in the combined entity and – due to the new organisational structure – an increase in the market competitiveness of the Company.
From a financial point of view, this operation had a neutral effect on the results of KGHM Polska Miedź S.A.

IV REALISATION OF FINANCIAL PROJECTION

In the current report dated 21 October 2005 the Company published its assumptions to the Forecast of the financial results for 2005 – Annex to the Budget, as approved at the meeting of the Supervisory Board on this same day.
The forecast assumes the achievement in 2005 of revenues from the sale of products, goods for resale and materials in the amount of PLN 7 540 mln and net profit of PLN 2 078 mln.
After the first nine months of 2005, 73.7% of the annual plan of revenues from the sale of products, goods for resale and materials had been achieved, and 82.3% of planned net profit. The Company does not anticipate any threat to the achievement of its financial projections.

V SHAREHOLDERS HOLDING AT LEAST 5% OF THE TOTAL NUMBER OF VOTES AT THE GENERAL SHAREHOLDERS MEETING OF KGHM POLSKA MIEDŹ S.A. AS AT THE DATE OF PUBLICATION OF THIS QUARTERLY REPORT AND CHANGES IN THE OWNERSHIP STRUCTURE OF SIGNIFICANT PACKETS OF SHARES IN THE PERIOD SINCE PUBLICATION OF THE PRIOR QUARTERLY REPORT

Based on information obtained by the Company under art. 147 of the Law on the Public Trading of Securities, the following shareholders owned at least 5% of the total number of votes at the General Shareholders Meeting of the Company at the date of publication of this report:

Shareholder	Shares held as at publication date of Q2 2005 report (same number of votes)	% of share capital held as at publication date of Q2 2005 report (same number of votes)	Shares held as at publication date of Q3 2005 report (same number of votes)	% of share capital held as at publication date of Q3 2005 report (same number of votes)
1	2	3	4	5
State Treasury*	88 567 589	44.28 %	88 567 589	44.28%
Lansdowne Partners Limited Partnership**	10 572 441	5.29 %	10 572 441	5.29 %
Deutsche Bank Trust Company Americas (depositary bank in the depositary receipts program)***	10 013 016	5.01 %	10 013 016	5.01 %***
*- incl. JPMorgan Chase & Co through subsidiaries in the form of depositary receipts****			*9 105 924*	*4.55 %****
*JP Morgan Chase & Co through subsidiaries in the form of shares****			*945 716*	*0.47 %****

**Based on an announcement dated 12 January 2001 received under art. 147 of the law,*

*** Based on an announcement dated 12 July 2005 received under art. 147 of the law,*

**** Based on an announcement dated 11 May 2005 received under art. 147 of the law. Based on information received on a quarterly basis from the depositary bank, the number of depositary receipts issued as at 30 September 2005 amounted to 7 497 361, representing 14 994 722 shares and 7.50% of all issued shares. JPMorgan Chase & Co announced on 4 October 2005 that it owns directly, or indirectly through subsidiaries, shares of KGHM Polska Miedź S.A. granting in total the right to 10 051 640 votes, i.e. 5.02% of the total number of votes, including 9 105 924 votes, i.e. 4.55% of the votes in the form of GDRs.*

<u>Changes in the ownership structure of significant packets of shares during the period since publication of the prior quarterly report, i.e. since 4 August 2005 (based on information received under art. 147 of the law):</u>

- on 4 October 2005 JPMorgan Chase & Co announced that it owns directly, or indirectly through subsidiaries (J.P. Morgan Securities Ltd., J.P. Morgan Fleming Asset Management (Japan) Limited and JP Morgan Asset Management (UK) Limited) shares in KGHM Polska Miedź S.A., granting in total the right to 10 051 640 votes, i.e. 5.02% of the total number of votes, including 945 716 votes in the form of shares, i.e. 0.47% of the votes, and 9 105 924 in the form of GDRs, i.e. 4.55% of the votes.

The depositary bank in the depositary receipts program of the Company, in whose account the shares forming the basis of the issued GDRs are held, is Deutsche Bank Trust Company Americas.

VI CHANGES IN OWNERSHIP OF SHARES OF KGHM POLSKA MIEDŹ S.A. OR OF RIGHTS TO THEM (OPTIONS) BY MANAGEMENT OR SUPERVISORY PERSONNEL OF THE COMPANY, AT THE DATE OF PUBLICATION OF THE QUARTERLY REPORT, CHANGES IN OWNERSHIP DURING THE PERIOD FOLLOWING PUBLICATION OF THE PRIOR QUARTERLY REPORT

Based on information held by the Company, the table below shows ownership of shares of KGHM Polska Miedź S.A. by management and supervisory personnel:

Position / function	First name, surname	Shares held as at publication date of Q2 2005 report	Shares bought since publication of Q2 2005 report	Shares sold since publication of Q2 2005 report	Shares held as at publication date of Q3 2005 report
1	2	3	4	5	6
President of the Management Board	Marek Szczerbiak	0	0	0	0
1st Vice President of the Management Board	Jarosław Andrzej Szczepek	0	0	0	0
Vice President of the Management Board	Wiktor Błądek	1 310	0	0	1 310
Vice President of the Management Board	Andrzej Krug	0	0	0	0
Vice President of the Management Board	Robert Nowak	100	0	0	100
Vice President of the Management Board	Slawomir Pakulski	500	0	0	500
Chairman of the Supervisory Board	Elżbieta Niebisz	0	0	0	0
Deputy Chairman of the Supervisory Board	Tadeusz Janusz	0	0	0	0
Secretary of the Supervisory Board	Jan Rymarczyk	0	0	0	0
Member of the Supervisory Board	Józef Czyczerski	710	0	0	710
Member of the Supervisory Board	Leszek Hajdacki	24	0	0	24
Member of the Supervisory Board	Maciej Kruk	0	0	0	0
Member of the Supervisory Board	Ryszard Kurek	810	0	800	10
Member of the Supervisory Board	Krzysztof Szamałek	0	0	0	0
Member of the Supervisory Board	Marek Wierzbowski	0	0	0	0

VII LIST OF PROCEEDINGS BEING PURSUED IN A COURT, AN APPROPRIATE BODY FOR ARBITRATION, OR IN A BODY OF PUBLIC ADMINISTRATION

The total value of on-going proceedings before the public courts, bodies appropriate for arbitration proceedings and bodies of public administration, relating to the liabilities and debtors of KGHM Polska Miedź S.A. and its subsidiaries as at 30 September 2005, does not represent at least 10% of the equity of KGHM Polska Miedź S.A.

VIII INFORMATION ON SINGLE OR MULTIPLE TRANSACTIONS ENTERED INTO BY KGHM POLSKA MIEDŹ S.A. OR A SUBSIDIARY WITH RELATED ENTITIES, IF THE VALUE OF THESE TRANSACTIONS (BEING THE TOTAL VALUE OF ALL TRANSACTIONS ENTERED INTO SINCE THE BEGINNING OF THE FINANCIAL YEAR) EXCEEDS THE EQUIVALENT OF EUR 500 000 – WHICH ARE NOT TYPICAL AND ROUTINE TRANSACTIONS ENTERED INTO UNDER MARKET CONDITIONS BETWEEN RELATED ENTITIES AND DO NOT ARISE FROM ON-GOING OPERATING ACTIVITIES

1. Transaction entered into on 15 March 2005 between KGHM Polska Miedź S.A. in Lubin and the company Miedziowe Centrum Zdrowia S.A. in Lubin (a subsidiary of the Company) related to payment of the first instalment of a donation in the amount of PLN 2 240 thousand to MCZ S.A. This donation is based on a notary agreement between the above-mentioned entities entered into on 11 February 2005 for the amount of PLN 11 200 thousand and to be used for the financing of a CT scanner and of fixed-station angiograph equipment for the examination of heart and peripheral vessels. KGHM Polska Miedź S.A. will execute payment on the remainder of the donation in four equal annual instalments, payable by 31 January of each year, beginning from 2006.

2. Transactions entered into between KGHM Polska Miedź S.A. in Lubin and KGHM CONGO S.P.R.L with its registered head office in the Democratic Republic of Congo (a subsidiary of the Company) related to loans totalling USD 900 thousand granted to KGHM CONGO S.P.R.L. based on two agreements entered into on 14 March 2005. These loans, in the amount of USD 620 thousand and USD 280 thousand, are for the purpose of replacing the worn-out machine park and renovating the roadways to the Kimpe mine. The payment of the loans was executed in

instalments (USD 430 thousand by 15 March 2005, USD 300 thousand by 31 March 2005, USD 170 thousand by 15 April 2005). The largest value transaction was a loan in the amount of USD 620 thousand for replacement of the machine park. The loan, together with interest, will be repaid in ten monthly instalments beginning from October 2005. Interest on the loan was based on LIBOR 1M + a 1% annual percentage rate.

3. Transactions entered into between KGHM Polska Miedź S.A. in Lubin and Dolnośląska Spółka Inwestycyjna S.A. (a subsidiary of the Company) related to:
- the sale of shares of PeBeKa S.A. in Lubin. KGHM Polska Miedź S.A. acquired 282 838 (100%) shares for the amount of PLN 36 737 thousand.
- the sale of debtors of PeBeKa S.A. in Lubin. KGHM Polska Miedź S.A. acquired debtors of DSI S.A. with respect to PeBeKa S.A. for the amount of PLN 2 400 thousand.
- a loan in the amount of PLN 26 827 thousand granted by DSI S.A. Repayment deadline for the loan is 30 September 2006. The loan bears interest of WIBOR 1M + 0.45%.

The total value of transactions since the beginning of 2005 amounts to PLN 65 965 thousand. The highest-value transaction was entered into on 15 April 2005 and related to the purchase of shares with a value of PLN 36 737 thousand.

4. Transaction entered into between KGHM Polska Miedź S.A. in Lubin and KGHM Metale SA (a subsidiary of the Company) related to the sale of shares of PHP „Mercus" Sp. z o.o. The total value of transactions between the entities since the beginning of 2005 amounts to PLN 12 003 thousand. The highest-value transaction was entered into on 20 May 2005 and related to the purchase by KGHM Polska Miedź S.A. of 4 296 shares of PHP „Mercus" Sp. z o.o. for the amount of PLN 12 003 thousand.

5. Transactions entered into between DFM Zanam-Legmet Sp. z o.o. in Lubin and INOVA Centrum Innowacji Technicznych Sp. z o.o. (100% subsidiaries of DSI SA) related to:
- the sale of selected elements of the assets of the Electrical Section of DFM Zanam-Legmet Sp. z o.o. to INOVA Sp. z o.o. Estimated value of this transaction is PLN 800 thousand.
- the sale of selected elements of the assets of the Mechanical Section of INOVA Sp. z o.o. to DFM Zanam-Legmet Sp. z o.o. Estimated value of this transaction is from PLN 3 000 thousand to PLN 3 500 thousand.

The total estimated value of transactions since the beginning of 2005 is from PLN 3 800 thousand to PLN 4 300 thousand. The highest-value transaction was entered into on 2 June 2005 and related to the sale of selected elements of the assets of the Mechanical Section of INOVA Sp. z o.o. Estimated value of this transaction is from PLN 3 000 thousand to PLN 3 500 thousand.

IX INFORMATION ON THE GRANTING BY KGHM POLSKA MIEDŹ S.A. OR BY A SUBSIDIARY OF COLLATERAL ON CREDIT OR LOANS, OR OF GUARANTEES – IN TOTAL TO A SINGLE ENTITY OR SUBSIDIARY, IF THE TOTAL VALUE OF EXISTING SECURITIES OR GUARANTEES REPRESENTS THE EQUIVALENT OF AT LEAST 10% OF THE EQUITY OF KGHM POLSKA MIEDŹ S.A.

During the period 1 January 2005 – 30 September 2005 neither KGHM Polska Miedź S.A. nor its subsidiaries granted securities on credit or loans, nor did they grant guarantees to a single entity or subsidiary whose total value would represent at least 10% of the equity of KGHM Polska Miedź S.A.

X OTHER INFORMATION IMPORTANT FOR THE EVALUATION OF EMPLOYMENT, ASSETS, FINANCES AND THE FINANCIAL RESULT AND ANY CHANGES THERETO, AND INFORMATION WHICH IS IMPORTANT FOR EVALUATING THE CAPACITY OF THE COMPANY TO MEET ITS LIABILITIES

None.

XI FACTORS IMPACTING THE FINANCIAL RESULTS OF THE COMPANY

The main factors impacting the results achieved by KGHM, particularly with respect to the coming quarter, are:
- copper and silver prices on metals markets,
- the USD/PLN exchange rate, and
- electrolytic copper production costs.

Lubin, 4 November 2005

(Translation from the original Polish version. In the event of differences ~~resulting~~ from the translation, reference should be made to the official Polish version.)

WICEPREZES ZARZĄDU
Wiktor Błądek

PREZES ZARZĄDU
Marek Szczerbiak

DYREKTOR GENERALNY
Centrum ... ych
GŁÓWNY ... KGHM
...Sieniawski